EXHIBIT 3.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 76.390)	Filed in the office of Barbara K. Cegaske Secretary of State State of Nevada	Document Number 20170031024-00

Filing Date and Time 01/04/2017 10:48AM

Entity Number C5866-1984

USE BLACK INK ONLY • DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of Represented Entity:

Medizone International, Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article IV is hereby amended in its entirety as follows:

“ARTICLE IV -- CAPITAL STOCK
Classes of Stock. The Corporation is authorized to issue two classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares which the Corporation is authorized to issue is Five Hundred Fifty Million (550,000,000). Five Hundred Million (500,000,000) shares shall be Common Stock, par value $0.001 per share, and Fifty Million (50,000,000) shares shall be Preferred Stock, no par value per share, undesignated as to class, powers, designations, preferences, limitations, restrictions or relative rights. The board of directors of the Corporation is authorized to fix and determine any class or series of Preferred Stock and the number of shares of each class or series and to prescribe the powers, designations, preferences, limitations, restrictions and relative rights of any class or series established, all by resolution of the board of directors and in accordance with Section 78.1955 of the Nevada Revised Statutes, as the same may be amended and supplemented. All shares of stock issued by the Corporation shall be issued as fully paid up and nonassessable. Each share of Common Stock issued and outstanding shall entitle the holder thereof to one vote on all matters presented for a vote of the Stockholders of the Corporation.”

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:       Majority of all Stockholders

4.	Effective date and time of filing: (optional) Date: Time:
(must not be later than 90 days after the certificate is filed)

5.	Signature: (required)

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to the affimative vote otherwise required of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrctions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Form RA Change by Entity Revised: 1-5-15